BANCO ITAÚ HOLDING FINANCEIRA S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

Authorized Capital: up to 2,000,000,000 shares
Subscribed and Paid-in Capital: R$ 12,881,120,000.00 – 1,201,459,384 shares

MEETING OF THE BOARD OF DIRECTORS
OF DECEMBER 7 2006

        On December 7 2006 at 4:00 p.m., the Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A. met at its head office, with the legal quorum being present, under the presidency of the Vice President Dr. José Carlos Moraes Abreu, in view of Dr. Olavo Egydio Setubal justified absence, with members of the company’s Fiscal Council pursuant to Paragraph 3, Article 163 of Law 6,404/76 also present, with the purpose of examining the proposal for convening the General Stockholders’ Meeting, to be held on December 26 2006 at 3:30 p.m., for deliberating on the following

“PROPOSAL OF THE BOARD OF DIRECTORS

Stockholders,

        The Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A. ("ITAÚ"), in continuation of the process of corporate reorganization broadly disclosed to the Market, which is related to the Agreements signed with Bank of America Corporation (“BAC”) on May 1, 2006 and August 8, 2006, such process involving, now, the acquisition of the operations of BankBoston in Chile, with the payment through delivery of book entry shares of ITAÚ, deems it appropriate to submit for consideration and resolution by the General Meeting, subject to the approval by both the Central Bank of Brazil and the Banks and Financial Institutions Supervision of Chile, the following proposal:

I — INCORPORATION OF SHARES

To incorporate the totality of the shares representing the capital stock of BKB CHILE HOLDINGS, INC., which will be a direct or indirect holding company of the corporations BankBoston Chile S.A., BankBoston Corredora de Seguros Ltda., Inversiones Boston Corredor de Bolsa Ltda., Boston Inversiones, Servicios y Administración S.A., Boston Securitizadora S.A., Boston Administradora General de Fondos S.A. and Recuperadora de Créditos Ltda., located in Santiago, Chile, converting such holding company into its wholly-owned subsidiary, thus hereby approving:

a)	the below transcribed “Justification and Protocol”;

b)	the ratification of the appointment of the appraisal company Hirashima & Associados – Consultoria em Transações e Reestruturações Societárias Ltda., bearer of CNPJ 05.534.178/0001-36, which has accepted the task and, in anticipation, has prepared the appraisal reports upon which the incorporation of shares shall be based; such selected company has no conflict or community of interests, present or potential, with the holding company of the corporation, or with its minority stockholders, or regarding the other corporations involved and their respective partners, or regarding the operation itself;

BANCO ITAÚ HOLDING FINANCEIRA S.A. Meeting of the Board of Directors of December 7 2006 at 4:00 p.m.	Page 2

c)	such appraisal reports, made available to the stockholders, the reading of which is intended to be waived, shall be attached to the minutes of the Meeting and shall constitute a part thereof:

‘JUSTIFICATION AND PROTOCOL OF INCORPORATION OF THE SHARES OF BKB
CHILE HOLDINGS, INC. BY BANCO ITAÚ HOLDINGFINANCEIRA S.A.

BANCO ITAÚ HOLDING FINANCEIRA S.A., with its head office in São Paulo (SP), at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Itaúsa, bearer of CNPJ 60.872.504/0001-23, hereinafter denominated “ITAÚ”; and BKB CHILE HOLDINGS, INC., with its head office in the United States of America, at 1209, Orange Street, Wilmington, County of New Castle, 19801 – State of Delaware, hereinafter denominated “CHILE HOLDINGS”, by their legal undersigned representatives, hereby agree to submit to their stockholders the incorporation, by ITAÚ, of the totality of shares representing the capital stock of CHILE HOLDINGS, converting such corporation into ITAÚ wholly-owned subsidiary, in accordance with the following points:

a)	the incorporation of shares arises from the negotiation, out of which the acquisition of the operations of BANKBOSTON, in Chile, pursuant to agreements dated May 1 2006 and August 8 2006, and constitutes an instrument of payment of the purchase price of the acquired stakes, pursuant to the dispositions of such agreements, which is considered to be a great opportunity to increase the activities in international markets, bringing advantages that shall add value to the stockholders;

b)	the incorporation of the shares shall be made in the amount of R$ 1,163,795,000.00, taking into consideration the evaluation following market value of the shares of CHILE HOLDINGS made by the specialized company Hirashima & Associados – Consultoria em Transações e Reestruturações Societárias Ltda., previously hired by the Board of Executive Officers of ITAÚ, subject to ratification by the Stockholders’ General Meeting;

c)	as a result thereof, ITAÚ shall issue 17,406,444 new book entry common shares, with no par value, which shall be allocated to the stockholders of CHILE HOLDINGS, the current stockholders of ITAÚ not being entitled to preferential right to subscribe such shares, pursuant to the provisions of Paragraph 1 of Article 252, of Law 6.404/76;

d)	the new shares of ITAÚ shall be fully subscribed and paid-in through allotment to ITAÚ of the totality of the shares representing the capital stock of CHILE HOLDINGS;

e)	thus, the stockholders of CHILE HOLDINGS shall have their shareholding stakes proportionally replaced by shares issued by ITAÚ, taking into consideration, in the ratio of replacement, the weighted average price of the preferred shares of ITAÚ in trades carried out in the São Paulo State Stock Exchange, within the period from February 21 2006 to April 24 2006, and the economic value of the shares of CHILE HOLDINGS, in accordance with the appraisal reports prepared by the specialized company Hirashima & Associados – Consultoria em Transações e Reestruturações Societárias Ltda.;

f)	the new shares of ITAÚ allocated to the stockholders of CHILE HOLDINGS shall be entitled to full proceeds that shall be declared as of the date of the General Meeting that resolves such incorporation of shares;

BANCO ITAÚ HOLDING FINANCEIRA S.A. Meeting of the Board of Directors of December 7 2006 at 4:00 p.m.	Page 3

g)	the capital stock of ITAÚ, which after the acquisition of the operations of BankBoston in Uruguay shall be increased by R$ 209,298,000.00, shall be again increased by R$ 1,163,795,000.00, consequently being represented by 1,221,996,220 book entry shares, with no par value;

h)	the caption sentence to Article 3 of ITAÚ bylaws shall be changed to register the new capital stock and the quantity of shares it represents;

i)	the variation in the net worth of CHILE HOLDINGS verified between the date of the balance serving as base (April 30, 2006) for the incorporation of the shares and the date of the Meetings approving this Protocol, shall be booked by ITAÚ to the year-end results, as equity equivalence result;

j)	the stockholders of both corporations ITAÚ and CHILE HOLDINGS, with rights to dissent from the resolutions of the Meetings, shall be assured to reimbursement of their shares according to the law; for the stockholders of ITAÚ, withdrawal rights shall be limited to those holders of common shares, who may exercise such rights based upon the share position on the day immediately prior to the first publication of the relevant notice convening the Meeting, as per unit value of R$ 14.87, which is equivalent to the equity value on December 31, 2005;

k)	the cost planned for the making of the operation, in addition to the cost related to the corporate legal acts, shall be limited basically to the costs with external advisors, experts and auditors, estimated in R$ 1,000,000.00 (one million Reais);

l)	the operation shall be submitted for approval by both the Central Bank of Brazil and the Banks and Financial Institutions Supervision of Chile;

m)	this and any other document related to the incorporation shall be held at disposal of the stockholders of the corporations involved herein at the head office of such corporations.

São Paulo-SP December 7 2006. (Signed) BANCO ITAÚ HOLDING FINANCEIRA S.A. and BKB CHILE HOLDINGS, INC.’

II – CHANGES TO BYLAWS

As a result of the aforesaid item, to change the wording of the caption sentence to Article 3 of the bylaws, in order to register the new breakdown of the capital stock.

Finalizing, the Board of Directors proposes the publication of minutes of the Meeting with the exclusion of the names of the stockholders present, as permitted under Paragraph 2, of Article 130, of Law 6,404/76.

        This is the proposal we submit to the examination of the stockholders. Sao Paulo-SP, December 7 2006. (signed) José Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal — Vice-Chairmen; Alcides Lopes Tápias, Fernão Carlos Botelho Bracher, Geraldo José Carbone, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Maria de Lourdes Egydio Villela, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni – Directors.”

BANCO ITAÚ HOLDING FINANCEIRA S.A. Meeting of the Board of Directors of December 7 2006 at 4:00 p.m.	Page 4

        Subsequently, the Chairman notified the meeting that the Fiscal Council, pursuant to Sub Section III to Article 163, of Law 6.404/76, expressed its opinion regarding the proposal for the incorporation of the shares of BKB CHILE HOLDINGS, INC. and issued the following opinion, recorded in the appropriate register:

“OPINION OF THE FISCAL COUNCIL

The effective members of the Fiscal Council of BANCO ITAÚ HOLDING FINANCEIRA S.A. have examined the Proposal of the Board of Directors dated today, regarding the following matters: a) incorporation of the shares of BKB CHILE HOLDINGS, INC., converting such corporation into its wholly-owned subsidiary; b) the consequent increase of the capital stock by R$ 1,163,795,000.00, through the issue of 17,406,444 new book entry shares, with no par value, which shall be subscribed in the name of the stockholders of BKB CHILE HOLDINGS, INC., in replacement to their extinguished rights. The effective members understanding that the Proposal is fully justified, do hereby declare their agreement that the said proposal be submitted for the examination of the General Stockholders’ Meeting. São Paulo-SP, December 7 2006. (signed) Iran Siqueira Lima, Alberto Sozin Furuguem and Fernando Alves de Almeida.”

        Having been examined and discussed, the Proposal of the Board of Directors was unanimously approved, the publication of the convening notice of the aforementioned General Meeting being authorized.

        With no further issue, the Chairman requested the record of these minutes, which, after being read and approved, were signed by all members present and the meeting was then closed. São Paulo-SP, December 7 2006. (signed) José Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice-Chairmen; Alcides Lopes Tápias, Fernão Carlos Botelho Bracher, Geraldo José Carbone, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Maria de Lourdes Egydio Villela, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni – Directors.

ALFREDO EGYDIO SETUBAL Investor Relations Officer